SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34812; 812-15409

GuideStone Funds and GuideStone Capital Management, LLC

January 19, 2023

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application under Section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from Section 15(c) of the Act.

Summary of Application: The requested exemption would permit a Trust's board of trustees to approve new sub-advisory agreements and material amendments to existing sub- advisory agreements without complying with the in-person meeting requirement of Section 15(c) of the Act.

Applicant: GuideStone Funds (the "Trust") and GuideStone Capital Management, LLC.

Filing Dates: The application was filed on November 17, 2022, and amended on December 23, 2022, and December 30, 2022.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on February 13, 2023, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service.   Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested.   Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESS: The Commission: Secretarys-Office@sec.gov. Applicants: Matthew Wolfe, Esq., matt.wolfe@GuideStone.org and Alison Fuller, Esq., afuller@stradley.com.

FOR FURTHER INFORMATION CONTACT: Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Chief Counsel's Office, Division of Investment Management).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and condition, please refer to Applicants' (second) amended and restated application, dated (December 30, 2022), which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at, at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood
Assistant Secretary